410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874

May 22, 2015

Notice to:

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

TSX Venture Exchange

Davidson& Company LLP, Chartered Accountants

DeVisser Gray LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., the “Company”) hereby gives notice pursuant to the Section 4.11 of National Instrument 51-102, advising that the Board of Directors of the Company has requested and accepted the resignation of Davidson & Company LLP, Chartered Accountants, of 1200-609 Granville Street, Vancouver, BC, V7Y 1G6 (the “Former Auditors”) as of May 22, 2015, and that DeVisser Gray LLP, Chartered Accountants, of 401-905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (the “Successor Auditors”) has agreed to act as the Company’s auditor effective May 22, 2015.

The Company reports that there were no reservations in the auditor’s report of the Former Auditor on any of the Company’s financial statements in the period from October 21, 2005 to September 30, 2014, during which period the Former Auditor was the Company’s auditor.

In the opinion of the Company, prior to the resignation of the Former Auditor, there were no “reportable events”. A “reportable event” is an occurrence in the relationship between the Company and the Former Auditor which may have been a contributing factor in the resignation of the Former Auditor. (A “reportable event” is fully defined in section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators).

The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor, as well as the contents of this notice and the enclosed response letter from the Former Auditor and the Successor Auditor have been approved by the Company’s board of directors.

Alianza Minerals Ltd.

“Winnie Wong”

_____________________

Winnie Wong

Chief Financial Officer